[letterhead]

ENABLE IPC CORPORATION

February 1, 2006

VIA FACSIMILE; FILED VIA EDGAR (CORRESP)

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:

Mr. John Krug

Assistant Director

Mail Stop 6010

Re:

Enable IPC Corporation

Registration Statement on Form SB-2

Request of Acceleration of Effectiveness

File No. 333-125504

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the Commission take appropriate action to cause the above-referenced registration statement to become effective at 2:00 p.m. EST on Friday, February 3, 2006, or as soon thereafter as practicable. Pursuant to the Staff’s letter of June 29, 2005, the Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you in advance for your consideration, and please contact the undersigned if you have any questions or comments regarding this matter.

Very truly yours,

ENABLE IPC CORPORATION

          /s/David A. Walker

By:

_____________________

David A. Walker

Chief Executive Officer